[redacted]

10027709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/1

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 16 2010
Washington, DC

SEC FILE NUMBER
8-66262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Development Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14680 Sterling Road, Suite 2000
(No. and Street)

Colorado Springs	CO	80921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 South Kingston Court, Suite 200	Englewood	CO	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Mendrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Development Capital, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Karen L. Mendrop
Notary Public
State of Colorado
My Commission Expires on 4/14/13

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☑ (o) Independent auditors report
- ☑ (p) A report on internal control

CORPORATE DEVELOPMENT CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CORPORATE DEVELOPMENT CAPITAL, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF OPERATIONS	3
STATEMENT OF CHANGES IN MEMBERS' EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPLEMETAL INFORMATION-	
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	8
REPORT ON INTERNAL CONTROL	9-11

CORPORATE DEVELOPMENT CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 13,937	$ 29,145
Prepaid expenses	996	1,039
Total current assets	14,933	30,184
PROPERTY AND EQUIPMENT		
Equipment	1,742	1,742
Less accumulated depreciation	(1,742)	(1,742)
Property and equipment, net	-	-
TOTAL ASSETS	$ 14,933	$ 30,184

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
LIABILITIES	$ -	$ -
COMMITMENTS AND CONTINGENCIES (NOTE B)		
MEMBERS' EQUITY	14,933	30,184
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 14,933	$ 30,184

The accompanying notes are an integral part
of these financial statements.

CORPORATE DEVELOPMENT CAPITAL, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
REVENUE		
Consulting income	$ 45,500	$ 240,000
Other income	2,200	23,714
Total revenue	47,700	263,714
EXPENSES		
Salaries, commissions and benefits	15,000	139,833
Occupancy, equipment and communications	4,510	3,653
General and administrative	43,441	142,471
Total expenses	62,951	285,957
NET LOSS	$ (15,251)	$ (22,243)

The accompanying notes are an integral part
of these financial statements.

CORPORATE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Total
Balance, December 31, 2007	$ 52,427
Net loss	(22,243)
Balance, December 31, 2008	30,184
Net loss	(15,251)
Balance, December 31, 2009	$ 14,933

The accompanying notes are an integral part
of these financial statements.

CORPORATE DEVELOPMENT CAPITAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

		2009		2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(15,251)	$	(22,243)
(Increase) decrease in -				
Accounts receivable		-		2,331
Prepaid expenses		43		990
Net cash provided by operating activities		(15,208)		(18,922)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(15,208)		(18,922)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		29,145		48,067
CASH AND CASH EQUIVALENTS, END OF YEAR	$	13,937	$	29,145

The accompanying notes are an integral part
of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Corporate Development Capital, LLC (the "Company"), a Colorado limited liability company, is a registered broker dealer formed on July 29, 2003. The Company received its approval as a broker dealer in December 2003. The Company is primarily involved in the sale and marketing of oil and gas interests and other private placement of securities. The Company's operations are headquartered in Colorado Springs, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company does not hold customer funds or securities.

Financial Advisory Services

The Company enters into engagements with its clients to provide financial advisory services. Under the engagement terms, the Company receives a non-refundable monthly retainer, reimbursement of out-of-pocket expenses and a percentage of any proceeds of cash capital raised on the clients' behalf. During the year ended December 31, 2009 the Company received $45,500 under financial advisory agreements with one company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, no income tax provision has been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the members' personal income tax return.

Advertising

Advertising is expensed as incurred.

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits.

B. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a net capital of $13,937, which was $8,937 in excess of its required net capital of $5,000 and the Company had a percentage of aggregate indebtedness to net capital of 0%.

There are no reconciling items between the Company's computation of net capital and the computation based on the audited financial statements.

C. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash, short-term receivables, and short-term payables approximate their fair value at December 31, 2009 and 2008, respectively.

D. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 22, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

CORPORATE DEVELOPMENT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total members' equity	$	14,933
Deductions and/or charges:		
Non-allowable assets -		
Prepaid expenses		(996)
Net capital before haircuts on securities positions		13,937
Haircuts and undue concentration		-
NET CAPITAL	$	13,937
MINIMUM NET CAPITAL REQUIREMENT (Greater of $5,000 or 6.66% of aggregate indebtedness)	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	8,937
AGGREGATE INDEBTEDNESS	$	-
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%

RICHEY MAY & Co.

SEC
Mail Processing
Section

FEB 16 2010

Washington, DC
122

INDEPENDENT AUDITORS' REPORT

To the Members
Corporate Development Capital, LLC
Colorado Springs, Colorado

We have audited the accompanying statement of financial condition of Corporate Development Capital, LLC as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Corporate Development Capital, LLC as of December 31, 2008 were audited by other auditors whose report dated February 19, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Development Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computation of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richey May & Co.

Englewood, Colorado
January 22, 2010

RICHEY MAY & Co.

SEC Mail Processing Section
FEB 16 2010
Washington, DC
122

To the Members
Corporate Development Capital, LLC
Colorado Springs, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Corporate Development Capital, LLC, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

RICHEY, MAY & CO., LLP ▪ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ▪ SUITE 200 ▪ ENGLEWOOD, COLORADO 80112 ▪ 303/721-6131 ▪ FAX: 303/721-6232

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

We consider the following deficiency in internal control to be a material weakness. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated January 22, 2010.

> Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Therefore, normal internal controls and procedures for recording, reviewing and reporting transactions are not present in the Company. The president of the Company is aware of the weakness in internal control; however, due to the size of the Company, the president does not believe it is practical to have additional accounting or bookkeeping personnel. The president has informed us that he reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate, as noted above, at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Englewood, Colorado
January 22, 2010